

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2021

Howard Gostfrand
Chief Executive Officer
AG Acquisition Group III, Inc.
625 N. Flagler Drive, Suite 600
West Palm Beach, FL 33401

      Re: AG Acquisition Group III, Inc.
         Amendment No. 2 to Registration Statement on Form 10
         Filed September 14, 2021
         File No. 000-56326

Dear Mr. Gostfrand:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction

cc: Laura Anthony